UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-31240

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR

HOURLY-RATED EMPLOYEES OF NEWMONT

( FORMERLY NEWMONT RETIREMENT SAVINGS PLAN

FOR HOURLY-RATED EMPLOYEES)

(Title of Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMONT MINING CORPORATION

(Issuer of Securities)

1700 Lincoln Street

Denver, Colorado 80203

(Principal Executive Office)

Newmont

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Financial Statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004 and Supplemental Schedule as of December 31, 2005.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Retirement Savings Plan for Hourly-Rated Employees of Newmont

We have audited the accompanying statements of net assets available for plan benefits of the Retirement Savings Plan for Hourly-Rated Employees of Newmont (the “Plan”) as of December 31, 2005 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Retirement Savings Plan for Hourly-Rated Employees of Newmont as of December 31, 2005 and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Causey Demgen & Moore Inc.

Causey Demgen & Moore Inc.

Denver, Colorado

June 26, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Retirement Savings Plan for Hourly-Rated Employees of Newmont

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan for Hourly-Rated Employees of Newmont (the “Plan”) at December 31, 2004 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Denver, Colorado

June 24, 2005

Newmont

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Statements of Net Assets Available for Plan Benefits

	As of December 31,
	2005	2004
Assets:
Investments, at fair value:
Investments in registered investment companies	$38,657,637	$35,694,141
Investments in employer stock	11,461,805	10,562,986
Investments, at estimated fair value:
Loans to participants	3,984,131	3,904,363

	54,103,573	50,161,490
Contributions receivable:
Participants	565	—

Net assets available for plan benefits	$54,104,138	$50,161,490

The accompanying notes are an integral part of these financial statements.

Newmont

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Statement of Changes in Net Assets Available for Plan Benefits

	As of December 31,
	2005	2004
Additions to net assets attributed to
Investment income:
Dividend income, common stock	$92,086	$74,837
Dividend income, registered investment companies	912,454	608,840
Interest income, participant loans	221,350	228,841
Net appreciation in the fair value of investments (Notes 2 and 4)	3,310,341	1,161,067

Net investment gain	4,536,231	2,073,585

Contributions
Employer, net of forfeitures applied (Note 1)	1,554,921	1,430,503
Participants	3,775,577	3,387,344
Rollover	56,928	3,229

Total contributions	5,387,426	4,821,076

Transfers (Out)	—	(805)

Total additions	9,923,657	6,893,856

Deductions from net assets attributed to
Payment of benefits	(5,937,520)	(4,714,900)
Administrative and other expenses	(43,489)	(42,690)

Total deductions	(5,981,009)	(4,757,590)

Increase in net assets	3,942,648	2,136,266
Net assets available for plan benefits at beginning of year	50,161,490	48,025,224

Net assets available for plan benefits at end of year	$54,104,138	$50,161,490

The accompanying notes are an integral part of these financial statements.

1.	Description of the Plan

The following description of the Retirement Savings Plan for Hourly-Rated Employees of Newmont (formerly Newmont Retirement Savings Plan for Hourly-Rated Employees) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan was established effective October 1, 1991, by Newmont Mining Corporation (the “Company”) to qualify as a defined contribution, profit sharing plan under Section 401(k) of the Internal Revenue Code, for the benefit of eligible employees of the Company. Effective January 1, 2005, the Plan was amended and restated. The Plan is a collectively bargained, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

Administration

Trustee, record keeping and investment management services are performed by The Vanguard Fiduciary Trust Company, a member of the Vanguard Group, Inc. (“Trustee”).

The Plan is administered by the Administration Committee (the “Committee”), which consists of members appointed by the Company’s Board of Directors. The Committee evaluates the performance of the Trustee, may retain independent advisors and consultants, and selects the investment fund options offered under the Plan. Further, the Committee is responsible for executing the provisions of the Plan and for managing the Plan’s activities.

Eligibility and Contributions

Full-time employees are eligible to participate in the Plan after performing 60 calendar days of service. Part-time employees are eligible to participate in the Plan after one year of service in which they complete 1,000 hours of service as defined by the Plan document. Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis or combination thereof, from 1% to 100% of the Plan eligible compensation to a maximum $14,000 on a pre-tax basis for the 2005 Plan year.

The Company’s matching contribution for each eligible active participant is limited to 5% of participant’s eligible compensation. Participant’s contributions are matched by the Company in Company common stock. The number of Company shares contributed is based on the market price at the date of contribution. Total matching contributions are limited to $12,000 per participant for 2005.

All employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions beyond the pre-tax limit to “catch-up” retirement savings. The limit for catch-up contributions in the Plan year 2005 was $4,000.

In addition, the maximum contributions and other additions (including all other plans sponsored by the Company) for the plan year of a participant under the Plan may not exceed the lesser of $42,000 or 100% of the eligible compensation paid to the participant by the Company in such plan year. Annual additions are defined as the participant’s contributions, Company’s matching and retirement contributions.

The Plan also allows rollover contributions of part or all of an “eligible rollover distribution” received by a participant from a qualified plan of a previous employer.

Vesting

Participants are fully vested in their contributions, and are vested in employer matching contributions 20% after one year of service, 40% after two years of service, 60% after three years of service and 100% after four years of service. Additionally, participants become fully vested in Company contributions upon death, disability or retirement.

Non-vested balances of employees who terminate are forfeited and shall be used to reduce subsequent Company contributions to the Plan and administrative expenses of the Plan paid by the trustee.

Participant Accounts

Separate accounts are maintained for each participant and are credited with the participant’s contributions, the Company’s contributions and rollover contributions, if any, including the allocations of earnings and losses to these accounts calculated daily based on participant account balances. Participants direct their investments by electing the percentages of their accounts and contributions to be allocated between investment fund alternatives. Participants may make unlimited changes in their future investment allocations or make transfers of existing balances between investment fund alternatives.

Payment of Benefits and Withdrawals

At the time of a participant’s retirement, death or disability, the vested balances in all of his or her accounts will be paid in a lump sum. Upon termination of employment for reasons other than retirement, death or disability, participants are entitled to receive a lump sum payment for the value of the nonforfeitable portion of their account. Such lump sum payments may result in adverse tax consequences for the participant. Participants may also choose to leave their account in the Plan or roll it over into an IRA rollover account or another qualified benefit plan. Participants with vested account balances less than $1,000 are required to roll their account balances into an IRA rollover account, another qualified benefit plan, or receive a lump sum distribution. Participants with account balances of $1,000 or more may choose to leave their account balances in the Plan.

Loans

Loans may be made to participants from their individual plan account, with a minimum loan amount of $1,000 and a maximum amount equal to the lesser of 50% of such participant’s vested balance or $50,000. The interest rate on such loans is determined by the Trustee based on commercial lending rates at the date of the loan, and is fixed over the term of the loan. The repayment period may be up to five years for general loans or up to 15 years if loan proceeds are used for the purchase of a principal residence.

Plan Termination

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of ERISA. In the event of full termination, termination with respect to a group or class of participants (“partial termination”) or a partial discontinuance of contributions, the unvested portion of Company contributions for participants subject to such full termination, partial termination or partial discontinuance will become fully vested and non-forfeitable.

2.	Significant Accounting Principles

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting. Trades are recorded on the trade date. Interest is accrued when earned and dividends are accrued when declared.

Valuation of Investments

All of the Plan’s investments are maintained in mutual funds and a Company stock trust which are valued using quoted market prices from the respective securities’ principal active exchange. The net appreciation (depreciation) in the fair value of investments for the period is included in the determination of net investment gain (loss) as reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in a combination of mutual funds and Company stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Payment of Benefits

Payments of benefits are recorded on the accrual basis of accounting.

Plan Expenses

The Company pays administrative expenses on behalf of the Plan through the use of forfeitures and other payments.

Administrative expenses include recordkeeping fees, trustee fees, account maintenance fees, and annual loan fees. Participant loan origination fees are excluded from administrative expenses and deducted from participant’s accounts as they are paid directly by the participants to the trustee and do not flow through the Plan.

3.	Reclassifications

Certain amounts in the prior year have been reclassified to conform to the 2005 presentation.

4.	Investments

Plan participants have the following investment options: Templeton Developing Markets Trust – Class I Shares, Vanguard 500 Index Fund Investor Shares, Vanguard Capital Opportunity Fund, Vanguard Extended Market Index Fund Investor Shares, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Prime Money Market Fund, Vanguard PRIMECAP Fund, Vanguard Total Bond Market Index Fund, Vanguard Wellington Fund Investor Shares, Vanguard Windsor II Fund Investor Shares, Vanguard Explorer Fund, Vanguard Small-Cap Index Fund Investor Shares, Vanguard Total International Stock Index Fund and Newmont Mining Stock Fund. Participants are able to allocate and reallocate account balances among these funds on a daily basis. All investments are participant directed.

Effective June 1, 2004, if more than 50% of any participant’s account balance was invested in the Newmont Mining (NMC) Stock Fund and if the participant was directing any percentage of ongoing contributions to this fund, any new contributions that were directed to the NMC Stock Fund would be automatically redirected to the Vanguard Prime Money Market Fund. On March 1, 2004, if more than 50% of any participant’s account balance was invested in the NMC Stock Fund and if the participant was directing any percentage of their ongoing contributions to the NMC Stock Fund, the portion invested in the NMC Stock Fund that exceeded 50% was automatically moved to the mix of funds that matches the participant’s ongoing contribution election. Ongoing contributions directed to the NMC Stock Fund were automatically redirected to Vanguard Prime Money Market Fund.

On July 1, 2004, the Plan Administration Committee replaced two funds, Vanguard U.S. Growth Fund and AIM Constellation Fund-Class A with Vanguard PRIMECAP Fund and Vanguard Capital Opportunity Fund. The two replaced funds were closed to new investments on June 30, 2004. Existing balances could remain in these funds until March 1, 2005. On March 1, 2005, all remaining balances in Vanguard U.S. Growth Fund were automatically moved to Vanguard PRIMECAP Fund and all remaining balances in AIM Constellation Fund-Class A were automatically moved to Vanguard Capital Opportunity Fund.

The fair value of individual investments that represented 5% or more of the Plan’s net assets as of December 31, were as follows:

	2005	2004
Investment Funds:
AIM Constellation Fund, A Shares	—	$2,612,977
Vanguard 500 Index Fund Investor Shares	$9,362,064	9,529,043
Vanguard Capital Opportunity Fund	3,615,453	—
Vanguard LifeStrategy Moderate Growth Fund	4,567,036	4,579,110
Vanguard Prime Money Market Fund	7,789,567	7,165,361
Newmont Mining Stock Fund	11,461,805	10,562,986
Participant Loans	3,984,131	3,904,363

The reconciliation of net appreciation in fair value of the Plan’s net assets as of December 31, were as follows:

	2005	2004
Net realized gain (loss) on sale of assets, common stock	$66,412	$(234,664)
Net realized gain on sale of registered investment companies	24,439	58,188
Unrealized appreciation (depreciation) of assets, common stock	2,002,265	(705,028)
Unrealized appreciation of registered investment companies	1,217,225	2,042,571

Net appreciation of fair value of the Plan’s net assets	$3,310,341	$1,161,067

5.	Tax Status of the Plan

The Plan received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan on December 5, 2002. Although the Plan has been amended since receipt of the determination letter, the Plan remains a qualified plan and is not subject to tax. Accordingly, no provision for federal or state income taxes has been recorded.

6.	Related Party Transactions

The Vanguard Fiduciary Trust Company acts as trustee for only those investments as defined in the Plan. Also, certain Plan assets are also invested in shares of Company stock. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules as defined by ERISA. Administrative fees for Trustee services amounted to $43,489 and $42,690 for the years ended December 31, 2005 and 2004, respectively.

Plan-related expenses of $24,716 and $52,562 were paid by the Company for the years ended December 31, 2005 and 2004, respectively.

7.	New Accounting Pronouncement

In December 2005, the FASB issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully-Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which affects defined contribution pension plans and health and welfare plans that hold fully benefit-responsive investment contracts. The FSP shall be effective for all investment contracts as of the last day of the annual period ending after December 15, 2006. The Company believes the adoption of the FSP will not have a material effect on its net assets available for benefits or changes in net assets available for plan benefits.

Newmont

Retirement Savings Plan for Hourly-Related Employees of Newmont

Schedule of Assets (Held at End of Year)

	Cost	Current Value Year Ended December 31, 2005
Investment Funds:
Templeton Developing Markets Trust – Class I Shares	**	$1,112,125
*Vanguard 500 Index Fund Investor Shares	**	9,362,064
*Vanguard Capital Opportunity Fund	**	3,615,453
*Vanguard Explorer Fund	**	313,959
*Vanguard Extended Market Index Fund Investor Shares	**	679,862
*Vanguard International Growth Fund	**	1,187,003
*Vanguard LifeStrategy Conservative Growth Fund	**	2,343,127
*Vanguard LifeStrategy Growth Fund	**	1,832,472
*Vanguard LifeStrategy Income Fund	**	1,158,872
*Vanguard LifeStrategy Moderate Growth Fund	**	4,567,036
*Vanguard PRIMECAP Fund	**	650,014
*Vanguard Prime Money Market Fund	**	7,789,567
*Vanguard Small-Cap Index Fund Investor Shares	**	433,644
*Vanguard Total Bond Market Index Fund	**	1,517,404
*Vanguard Total International Stock Index Fund	**	284,722
*Vanguard Wellington Fund Investor Shares	**	889,471
*Vanguard Windsor II Fund Investor Shares	**	920,842

		38,657,637

Employer Stock:
*Newmont Mining Stock Fund	**	11,461,805

*Participant Loans (a):
Interest rates ranging from 5.0% - 10.5%	—	3,984,131

Total		$54,103,573

*	Represents a party-in-interest

**	Cost omitted for participant-directed investments.

(a)	Interest rates on loans are determined by the Trustee based on commercial lending rates at the date of the loan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Savings Plan For Hourly-Rated Employees of Newmont

Date June 29, 2006	/s/ RUSSELL D. BALL
Russell D. Ball Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Causey Demgen & Moore Inc.

23.2	Consent of PricewaterhouseCoopers LLP